August 24, 2006

VIA: EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Washington, D.C. 20549-0405

Attn: H. Christopher Owings, Assistant Director

RE:	Atlas Pipeline Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-3

Filed August 24, 2006

File No. 333-135704

Dear Mr. Owings:

On behalf of Atlas Pipeline Partners, L.P. (the “Company”), we wish to respond to your comment letter dated August 8, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

We are enclosing four courtesy copies of the amended registration statement.

Selling Unitholder, page 17

1.	It appears that, based upon Rule 430B of Regulation C, you have not disclosed the identity of the selling unitholder. To describe unnamed selling security holders in a generic manner, Rule 430B(b)(2)(iii) requires that you identify the initial offering transaction in which the securities were sold. Your disclosure currently seems to refer only to “private placement transactions in March and May of 2006.” Please revise to more fully identify the transactions in which the securities you are registering were sold. In this regard, we note the Form 8-K filed on March 14, 2006 appears to discuss the March 2006 transaction.

The Company has revised the disclosure in “Selling Unitholder” on page 17 to identify the selling unitholder and to more fully describe the transactions in which the securities were sold.

Securities and Exchange Commission

August 24, 2006

Undertakings, page II-2

2.	Please provide the undertakings required by Item 512(a)(5) of Regulation S-K.

The Company has provided the undertaking required by Item 512(a)(5) of Regulation S-K on page II-3.

Very truly yours,

/s/ Mark E. Rosenstein

Mark E. Rosenstein

Enclosure

cc:	Michael Staines

Lisa Washington

Matthew Benson (202-772-9204)